(Celgene Corporation letterhead)
Via Facsimile and Overnight Mail
April 30, 2010
Sasha S. Parikh, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Celgene Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 filed February 18, 2010 Form 8-K filed January 11, 2010 File Number: 0-16132
Dear Ms. Parikh:
This letter reflects the responses of Celgene Corporation (“Celgene”) to the comments contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) to Mr. David W. Gryska, Chief Financial Officer of Celgene Corporation, dated March 29, 2010 (the “Comment Letter”) on Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) and the Current Report on Form 8-K filed January 11, 2010. These responses are numbered so as to correspond to the comment numbers in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2009
SEC Comment:
General
1.	Please note that we intend to review the Part III information that is incorporated by reference into your Form 10-K when it is filed. We may have further comments after reviewing that Part III information, and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Celgene Corporation
File Number 0-16132
Celgene Corporation Response:
Celgene acknowledges the Staff’s intent to review the Part III information that will be contained in our definitive proxy statement to be filed on or before April 30, 2010 and incorporated by reference into Celgene’s 2009 Form 10-K and the fact that the review of Celgene’s 2009 Form 10-K cannot be cleared by the Staff until it has had the opportunity to resolve any resulting comments thereon.
SEC Comment:
Patents and Proprietary Technology, page 8
2.	Please expand this section to identify all your material patents, the products or technologies to which they relate, the related expiration dates and the jurisdictions that issued them. Please include in your discussion the patents that are the subject of your Legal Proceedings disclosure beginning on page 35 as well as all other material patents. Provide the same information for material owned and in-licensed patents and indicate if the patents are owned or licensed.
Celgene Corporation Response:
The 2009 Form 10-K included a table conveying patent-related data on page 13. The table indicated the estimated expiration dates in the United States and Europe of the last-to-expire period of exclusivity (regulatory or patent) related to approved drugs marketed or soon-to-be-marketed by Celgene. In Celgene’s Annual Report on Form 10-K for the fiscal year ending December 31, 2010, the following additional disclosure shown in bold type face will be included:
The actual or estimated expiration dates in the United States and Europe for last-to-expire patents that cover our material marketed products are shown in the following table:

Product	U.S. Expiration	European Expiration
REVLIMID®	2026	2022	*
THALOMID®	2023	2019	*
VIDAZA®	N/A	N/A

*	Includes the extension of expiration terms obtained from Supplementary Patent Certificates, or SPCs.
In the United States, the patents covering the REVLIMID® brand drug include twelve (12) patents that are listed in the Orange Book, all of which are assigned to Celgene. The last-to-expire patent (2026), U.S. Patent No. 7,465,800, covers certain polymorphic forms of the pharmaceutically active ingredient of REVLIMID® brand drug.

Celgene Corporation
File Number 0-16132
REVLIMID® brand drug is also covered in foreign countries by patents and patent applications that are equivalent to those listed in the U.S. Orange Book. For example, patents related to the active pharmaceutical ingredient, uses and pharmaceutical compositions are granted in Europe. The patents are currently scheduled to expire in 2017 or 2018, except that patents granted in certain European countries, for example, Spain, France, Italy, Germany and the United Kingdom, will not expire until 2022 due to the SPCs granted in such countries.
The patents covering THALOMID® brand drug in the United States include twelve (12) patents that are listed in the Orange Book. The last-to-expire patent (2023), U.S. Patent No. 7,230,012, that is assigned to Celgene, covers marketed THALOMID® formulations.
Barr Laboratories, Inc., or Barr, a generic drug manufacturer located in Pomona, New York, filed an Abbreviated New Drug Application, or ANDA, for the treatment of erythema nodosum leprosum, or ENL, and multiple myeloma in the manner described in our label and seeking permission from the U.S. Food and Drug Administration, or FDA, to market a generic version of THALOMID® brand drug. Patents listed in the Orange Book related to THALOMID® brand drug are currently asserted in a series of consolidated litigations with Barr. For more information, see Part I, Item 3, “Legal Proceedings.”
In foreign countries, THALOMID® brand drug is also covered by patents and patent applications that are equivalent to those listed in the U.S. Orange Book. Patents related to the approved uses of thalidomide are granted in Europe. The patents are currently scheduled to expire in 2014 or 2017, except that patents granted in certain European countries, for example, Spain, France and Italy, will not expire until 2019 due to the SPCs granted in such countries. Applications for SPCs relative to THALOMID® brand drug are pending in other European countries, for example, Germany and the United Kingdom.
In addition, a patent application related to marketed formulations of THALOMID® brand drug is currently pending under the European Patent Convention which, if granted, will expire in 2023.
Exclusivity with respect to the currently approved formulation for VIDAZA® brand drug stems from regulatory mechanisms. In the United States, orphan drug exclusivity with respect to VIDAZA® brand drug expires in May 2011. In Europe, new drug and orphan exclusivities relative to VIDAZA® brand drug expire in December 2018.
Significant Alliances, page 14

Celgene Corporation
File Number 0-16132
SEC Comment:
3.	To the extent that you have collaborations that are described in this section of your filing and you have not filed the related agreements as exhibits, please file the agreements as exhibits; or, alternatively, provide a substantive analysis as to each collaborative agreement explaining why the agreement does not need to be filed as an exhibit pursuant to Item 601 of Regulation S-K.
Celgene Corporation Response:
Celgene does not believe the agreements described under “Significant Alliances,” relating to its collaborations with Array BioPharma Inc., PTC Therapeutics, Inc., Acceleron Pharma, Inc., Cabrellis Pharmaceuticals Corporation and GlobeImmune, Inc. (collectively, the “Referenced Alliances”), are required to be filed as exhibits pursuant to Item 601 of Regulation S-K since (i) the Referenced Alliances and related agreements are entered into by Celgene in the ordinary course of its business; (ii) Celgene’s business is not substantially dependent on any of the Referenced Alliances or the related agreements; and (iii) Celgene’s financial obligations under those agreements are not material to it.
As the Staff is aware, Celgene is a global integrated biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases. It is common for companies in our industry to endeavor, in addition to developing their own products, to access additional product candidates through alliances with other companies engaged in research and development activities. Accordingly, our Referenced Alliances which involve either a license agreement or an option agreement for potential pharmaceutical products, comprise part of our (and the industry’s) “ordinary course of business,” as that phrase is used in Item 601(b)(10) of Regulation S-K to exclude immaterial agreements.
As indicated in our 2009 Form 10-K, none of our Referenced Alliances relates to products we currently market. Although we hope the Referenced Alliances will bear fruit for Celgene in the future, our business as currently conducted is not dependent on the rights we have under those agreements. Accordingly, the agreements do not comprise contracts “upon which Celgene’s business is substantially dependent” within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.
In determining that the Referenced Alliances are not material for purposes of Item 601 of Regulation S-K, Celgene also considered the amount of its historical financial obligations under the agreements and potential future financial obligations. With respect to potential future obligations, we note that since the vast majority of milestone obligations potentially payable under the Referenced Alliances are subject to the occurrence of future events (as discussed below) that are not currently predictable with any assurance, those potential obligations cannot be considered material to our business at this time.

Celgene Corporation
File Number 0-16132
For purposes of evaluating the historical financial obligations under the agreements, we employed a materiality threshold test of 10% or more of Celgene’s consolidated revenue for the fiscal year ended December 31, 2009 (the “2009 Materiality Threshold”). The 2009 Materiality Threshold is based on analogous guidance provided under Item 101(c)(i) of Regulation S-K (“Description of Business”), which references products or services that account for at least 10% or more of consolidated revenue in a fiscal year. Below, we discuss each of the Referenced Alliances with regard to the materiality of the related financial obligations.
Array BioPharma Inc.
The Array Agreement is an option agreement for potential new drug compounds. To date, Celgene has not exercised any of its options for any of the targets under the Array Agreement. As disclosed in Celgene’s 2009 Form 10-K, Celgene made an upfront payment in September 2007 to Array BioPharma Inc. of $40.0 million, which was recorded as a research and development expense, in return for an option to receive exclusive worldwide rights for compounds developed against two of four research targets. In June 2009, Celgene made an additional payment of $4.5 million to expand the research targets, which was also recorded as a research and development expense. The total payment in 2009 by Celgene to Array BioPharma Inc. of $4.5 million dollars is not material to Celgene based on the 2009 Materiality Threshold. Specifically, based on Celgene’s 2009 total revenue of approximately $2,690 million (the “2009 Total Revenue”), the 2009 payment to Array BioPharma Inc. represents approximately 0.17 percent of Celgene’s 2009 Total Revenue, far below the $269 million 2009 Materiality Threshold. In addition, Celgene’s aggregate investment to date under the Array Agreement of $44.5 million is also immaterial, representing approximately 1.7 percent of Celgene’s 2009 Total Revenue, again far below $269 million.
The future materiality of the Array Agreement is dependent on (i) Celgene choosing to exercise its options, (ii) satisfactory progress of one or more drug candidates through clinical testing, (iii) the receipt of marketing approvals from applicable regulatory authorities, (iv) successful launch of the product, and (v) the absence of competing therapies that may be developed at or about the same time as our drug candidate. Given those significant factors, any one of which could adversely affect the commercialization of a product, it is entirely unpredictable whether the Company will be responsible in the future for significant sales milestones and royalties under the Array Agreement. However, Celgene will continue to assess the Array Agreement should its materiality status change in the future.
PTC Therapeutics, Inc.
The alliance with PTC Therapeutics, Inc. (the “PTC Alliance”) is embodied in the following agreements with PTC Therapeutics, Inc. (“PTC”): (i) an equity investment dated September 2007 for $20.0 million, of which $1.1 million represented research and development expense (the “Equity Agreement”), (ii) a research and development agreement dated September 2007 that was funded in part by the equity investment (the “Research and Development Agreement”), (iii) a collaboration and license agreement dated July 2009 (the “Collaboration and License Agreement”) and (iv) a second equity investment dated December 2009 of approximately $1.5 million (the “Second Equity

Celgene Corporation
File Number 0-16132
Agreement”). The amount of the equity investments, individually and in the aggregate, is not material to Celgene. The Research and Development Agreement, which is currently in the collaboration and license stage, is neither currently nor will ever become material to Celgene since it imposes no material financial obligation on Celgene.
Under the Collaboration and License Agreement, PTC is eligible to receive quarterly research fees, as defined in the agreement, and is entitled to receive potential milestone payments of approximately $129.0 million, subject to achieving certain development, regulatory and sales-based milestones. PTC is also entitled to receive tiered royalties on any worldwide net sales. In 2009, Celgene paid PTC approximately $0.9 million (or .03% of Celgene’s 2009 Total Revenue) under the Collaboration and License Agreement, which is clearly not material to Celgene based on the 2009 Materiality Threshold. In addition, Celgene’s license, research and development and equity investment payments to PTC under the combined PTC agreements from 2007 to 2009 aggregated only $22.4 million, representing approximately 0.8% of Celgene’s 2009 Total Revenue, also far below the 2009 Materiality Threshold.
The future materiality of the PTC Alliance is dependent on (i) satisfactory progress of one or more drug candidates through clinical testing, (ii) the receipt of marketing approvals from applicable regulatory authorities, (iii) successful launch of the product, and (iv) the absence of competing therapies that may be developed at or about the same time as our drug candidate(s). Given those significant factors, any one of which could adversely affect the commercialization of a product, it is entirely unpredictable whether the Company will be responsible in the future for significant sales milestones and royalties under Collaboration and License Agreement. However, Celgene will continue to assess the Collaboration and License Agreement should its materiality status change in the future.
Acceleron Pharma
Under the collaboration, license and option agreement with Acceleron Pharma, Inc. (“Acceleron”) for the joint development and commercialization of ACE-011 (the “ACE Agreement”), as disclosed in Celgene’s 2009 Form 10-K, Celgene made an upfront payment to Acceleron in February 2008 of $50.0 million, which included a $5.0 million equity investment in Acceleron, with the remainder recorded as research and development expense. In 2008 and 2009, Celgene made milestone payments to Acceleron of $5.0 million and $4.0 million, respectively. Celgene also made payments to Acceleron in accordance with certain development cost-sharing obligations under the ACE Agreement, of $4.6 million and $12.8 million in 2008 and 2009, respectively. The 2009 payments under the ACE Agreement aggregated approximately $16.8 million (or 0.6% of Celgene’s 2009 Total Revenue), which is significantly less than the $269 million 2009 Materiality Threshold. In addition, Celgene’s milestone, research and development and equity investment under the ACE Agreement aggregated approximately $76.4 million, representing approximately 2.8 percent of Celgene’s 2009 Total Revenue, also far below the 2009 Materiality Threshold.

Celgene Corporation
File Number 0-16132
The future materiality of the ACE Agreement is dependent on (i) ACE-011 or a backup compound successfully proceeding through clinical testing, (ii) ACE-011 or a backup compound receiving marketing approvals from applicable regulatory authorities, and (iii) the successful launch of ACE-011 or a backup compound. Given those significant factors, any one of which could adversely affect the commercialization of ACE-011 or a backup compound, it is entirely unpredictable whether the Company will be responsible in the future for significant payments under the ACE Agreement. However, Celgene will continue to assess the ACE Agreement should its materiality status change in the future.
Cabrellis Pharmaceuticals Corp.
Our alliance with Cabrellis Pharmaceuticals Corp. (the “Cabrellis Alliance”) is embodied in two main agreements (i) a license agreement with Dainippon Sumitomo Pharma Co. Ltd, or DSP, to develop and commercialize amrubicin in North America and Europe (the “DSP License”) and (ii) contingent milestone payment obligations pursuant to Pharmion’s merger with Cabrellis Pharmaceuticals Corp. (the “Cabrellis Merger Agreement”), prior to Celgene’s acquisition of Pharmion.
In 2009, no payments were made by Celgene under the DSP License or the Cabrellis Merger Agreement. The contingent milestone payments under the Cabrellis Merger Agreement are dependent on obtaining two indications in both the United States and the European Union. As amrubicin is not yet approved in either territory for any indication, the Cabrellis Merger Agreement cannot be considered material at this time. Further, even if all such approvals had been achieved in 2009, the maximum amount payable under the Cabrellis Merger Agreement would have been approximately $45 million, representing approximately 1.7 percent of Celgene’s 2009 Total Revenue, far below the $269 million 2009 Materiality Threshold.
As disclosed in Celgene’s 2009 Form 10-K, Celgene’s total milestone obligation under the DSP License is $25.5 million, of which $7.0 million is payable upon regulatory approval of amrubicin in the United States, $1.0 million is payable upon receipt of the first regulatory approval of amrubicin in the European Union and up to $17.5 million is payable upon achieving certain annual sales milestone. Even if all such milestones were achieved in 2009, the maximum amount payable under the DSP License would aggregate approximately $25.5 million, representing less than 1 percent of Celgene’s 2009 Total Revenue, far below the $269 million 2009 Materiality Threshold. The DSP License also contains certain supply payment terms calculated as a royalty on net sales. However, since amrubicin has not been approved the supply royalty is not currently material to Celgene and, even if approved, may never become material depending on the amount of sales.
The future materiality of the Cabrellis Alliance is dependent on (i) amrubicin successfully proceeding through clinical testing, (ii) the receipt of marketing approvals for amrubicin from applicable regulatory authorities, and (iii) the successful launch of amrubicin. Based on the contingent nature of all of the above items, it is clear that the Cabrellis Alliance may never become material. Given those significant factors, any one of which

Celgene Corporation
File Number 0-16132
could adversely affect the commercialization of amrubicin, it is entirely unpredictable whether the Company will be responsible in the future for significant payments under the DSP License or the Cabrellis Merger Agreement. However, Celgene will continue to assess those agreements should their materiality status change in the future.
GlobeImmune, Inc.
The collaboration and option agreement with GlobeImmune, Inc. (the “GlobeImmune Agreement”) is an option agreement for potential novel therapeutics in cancer. As disclosed in Celgene’s 2009 Form 10-K, Celgene made an upfront payment in May 2009 to GlobeImmune, Inc. (“GlobeImmune”) of $30 million, which was recorded as research and development expense, in return for an option to license compounds and products based on certain specified oncology drug candidate programs as well as oncology compounds and products resulting from future programs controlled by GlobeImmune. Such payment represents approximately 1.1 percent of Celgene’s 2009 Total Revenue, far below the $269 million of the 2009 Materiality Threshold.
Celgene also made four separate equity investments in GlobeImmune totaling $16 million by virtue of four separate stock purchase agreements. Even if those investments were aggregated with payments under the GlobeImmune Agreement, the aggregate amount would have been below the $269 million of the 2009 Materiality Threshold.
The future materiality of the GlobeImmune Alliance is dependent on (i) Celgene choosing to exercise its options, (ii) satisfactory progress of one or more drug candidates through clinical testing, (iii) the receipt of marketing approvals from applicable regulatory authorities, (iv) successful launch of a product, and (v) the absence of competing therapies that may be developed at or about the same time as our drug candidate. Given those significant factors, any one of which could adversely affect the commercialization of a product, it is entirely unpredictable whether the Company will be responsible in the future for significant sales milestones and royalties in respect of the GlobeImmune Alliance. However, Celgene will continue to assess the GlobeImmune Alliance agreements should their materiality status change in the future.
SEC Comment:
4.	Please expand your discussion of the two licenses agreements between your company and Novartis Pharma AG to include the material terms of those agreements, as you have in your discussions of your other significant alliances, including, but not limited to: upfront payments, milestone payments, ongoing royalty rates, all material benefits and obligations of both parties, duration and termination.
Celgene Corporation Response:
In Celgene’s Quarterly Report on Form 10-Q for the period ended March 31, 2010, the following additional disclosure shown in bold type face will be included in the notes to the financial statements:

Celgene Corporation
File Number 0-16132
Novartis Pharma AG: We entered into an agreement with Novartis in which we granted to Novartis an exclusive worldwide license (excluding Canada) to develop and market FOCALIN® (d-methylphenidate, or d — MPH) and FOCALIN XR®, the long-acting drug formulation for attention deficit disorder, or ADD, and attention deficit hyperactivity disorder, or ADHD. We have retained the exclusive commercial rights to FOCALIN® and FOCALIN XR® for oncology-related disorders, such as chronic fatigue associated with chemotherapy. We also granted Novartis rights to all of its related intellectual property and patents, including formulations of the currently marketed RITALIN LA®. Under the agreement, we are entitled to receive up to $100.0 million in upfront and regulatory achievement milestone payments. To date, we have received upfront and regulatory achievement milestone payments totaling $55.0 million. We also sell FOCALIN® to Novartis and currently receive royalties of between 35% and 30% on sales of all of Novartis’ FOCALIN XR® and RITALIN® family of ADHD-related products.
The agreement will continue until the later of (i) the tenth anniversary of the first commercial launch on a country by country basis or (ii) when the last applicable patent expires with respect to that country. At the expiration date, we shall grant Novartis a perpetual, non-exclusive, royalty-free license to make, have made, use, import and sell the d-MPH and Ritalin® under the Celgene technology.
Prior to its expiration as described above, the agreement may be terminated by:
(i)	Novartis at their sole discretion, effective 12 months after written notice to us, or

(ii)	by:
a.	either party if the other party materially breaches any of its material obligations under the agreement,

b.	us if Novartis fails to pay amounts due under the agreement two or more times in a 12 month period,

c.	either party, on a product by product and country by country basis, in the event of withdrawal of the d-MPH Product or Ritalin® Product from the market because of regulatory mandate,

d.	either party if the other party files for bankruptcy.
If the agreement is terminated by us then all licenses granted to Novartis under the agreement will terminate and Novartis will also grant us a non-exclusive license to certain of their intellectual property related to the compounds and products.
If the agreement is terminated by Novartis then all licenses granted to Novartis under the agreement will terminate.
If the agreement is terminated by Novartis because of a material breach by us, then Novartis can make a claim for damages against us and we shall grant Novartis a perpetual, non-exclusive, royalty-free license to make, have made, use, import and sell d-MPH and Ritalin® under our technology.

Celgene Corporation
File Number 0-16132
When generic versions of long-acting methylphenidate hydrochloride and dexmethylphenidate hydrochloride enter the market, we expect Novartis’ sales of Ritalin LA® and Focalin XR® products to decrease and therefore our royalties under this agreement to also decrease.
SEC Comment:
Notes to Consolidated Financial Statements

Note 18: Income Taxes, page 106
5.	You disclose the existence of a tax holiday in Switzerland that exempts you from most Swiss income taxes. Please revise your disclosure to indicate the aggregate dollar and per share effects of this tax holiday. Otherwise, please explain to us why this tax holiday is not material. Please see SAB 11:C.
Celgene Corporation Response:
Celgene’s disclosure, in Note 18 to the Consolidated Financial Statements included in its 2009 Form 10-K, in the reconciliation of the U.S. statutory income tax rate to Celgene’s effective tax rate provided the majority of the information requested in the Staff’s comment. The rate reconciliation table discloses differences between Celgene’s effective tax rate and the U.S. statutory rate in percentages. Within this reconciliation, foreign rate differences are disclosed as a decrease in Celgene’s 2009 effective tax rate of 16.3 percentage points. This decrease results primarily from the Swiss tax holiday. The dollar effect of the benefit can be determined by multiplying this percentage by pre-tax net book income, and the per share effect is determined by dividing this result by the number of shares outstanding.
However, Celgene will enhance its disclosure in future Annual Reports on Form 10-K by adding a narrative section below the reconciliation of the U.S. statutory tax rate to Celgene’s effective tax rate that separately addresses the benefits of the Swiss tax holiday from the disclosure of the overall foreign tax rate differences. Celgene’s disclosure will be presented in percentages in lieu of dollar amounts to be consistent with its disclosures within the rate reconciliation table included in the 2009 Form 10-K and previous filings. The dollar amount and the per share impact required by SAB 11:C is calculable from information in the footnotes.
This additional disclosure shown in bold type face will be included in the Notes to the Consolidated Financial Statements included in Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010:

Celgene Corporation
File Number 0-16132
The Company operates under an income tax holiday in Switzerland through 2015 that exempts the Company from Swiss income taxes on most of its operations in Switzerland. The impact of the Swiss tax holiday is reflected in the Company’s effective tax rate. The difference between the maximum statutory Swiss income tax rate (22.18% in 2009) and the Company’s Swiss income tax rate under the tax holiday resulted in a reduction in the 2009 effective tax rate of 13.9 percentage points. The impact of this item is included in the foreign rate differential line in the above table.
SEC Comment:
Form 8-K filed January 11, 2010
Exhibit 99.1
6.	Your press release discusses various non-GAAP measures. Please represent to us that in future press releases you will:
a.	Present the most directly comparable financial measure calculated in accordance with GAAP for each of your non-GAAP measures; and

b.	Reconcile each of your non-GAAP measures to the most directly comparable GAAP financial measure.
Please see Item 100(a) of Regulation G.
Celgene Corporation Response:
Celgene represents to the Staff that in all future press releases it will present the most directly comparable financial measure calculated in accordance with GAAP for each of its non-GAAP measures and reconcile each non-GAAP measure to the most directly comparable GAAP financial measure.

Celgene Corporation
File Number 0-16132
* * * * *
In connection with responding to the Comment Letter, we acknowledge that: (1) Celgene Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Celgene Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I can be reached at (908) 673-9059, and if I am not available, please contact Andre Van Hoek, Celgene Corporation’s Vice President and Corporate Controller, at (908) 860-7721. Thank you.

Very truly yours,
/s/ David W. Gryska
David W. Gryska
Senior Vice President and Chief Financial Officer
cc:	Jim B. Rosenberg, Senior Assistant Chief Accountant Mark Brunhofer, Review Accountant